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Exhibit 99(a)(5)(G)

AXCAN PHARMA INC. 597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	May 29, 2003
Press Release for immediate distribution

AXCAN PHARMA ENCOURAGES SALIX STOCKHOLDERS TO SUPPORT THE ELECTION OF THE
PROPOSED INDEPENDENT DIRECTOR NOMINEES

"Salix Management has Over-Promised and Under-Delivered"

        MONT ST. HILAIRE, Quebec, Canada—In a letter today, Axcan Pharma Inc. (NASDAQ: AXCA) urged Salix Pharmaceuticals (NASDAQ: SLXP) stockholders to support the election of the independent director nominees proposed by Axcan and to appoint a Board that will immediately seek to realize stockholder value.

        The text of the letter follows:

Dear Salix Pharmaceuticals Stockholder:

        The time has come for Salix's stockholders to take control of their company.

        With the June 19th annual meeting of the stockholders of Salix Pharmaceuticals only a few weeks away, it is clear that the current Salix board remains unwilling to act in the best interest of Salix stockholders. Instead, the current board is hoping that stockholders will believe that Salix "is poised for significant growth and profitability," that the company stands "at the cusp of realizing the benefit of our success in executing our business plan" and that its business plan is "expected to make Salix become profitable." This is empty rhetoric from a management team that has consistently over-promised and under-delivered.

        We think Salix stockholders deserve real answers and real action. We think Salix stockholders deserve a board that will seriously consider opportunities to create full and immediate stockholder value. We urge you to support the election of the independent director nominees proposed by Axcan and to appoint a board that will immediately seek to realize stockholder value.

SALIX MANAGEMENT HAS OVER-PROMISED AND UNDER-DELIVERED

        Salix wants stockholders to trust that the current management team can enhance stockholder value by executing on the company's business plan. Sound familiar? Salix has asked this of its stockholders in the past and has consistently broken its promises. We think the time has come for performance, not promises.

        Let's take a closer look at what Salix has said about Colazal and Rifaximin:

        Colazal.

        On May 14, 2003, Salix management announced that it estimates approximately $53 million in net Colazal sales for 2003—a 58% increase over 2002 sales. However, sales of Colazal for the first quarter of 2003 only increased 2.6% over the previous quarter. During the same period, day sales outstanding (DSOs) for Colazal increased from 49 days to 60 days. We think Salix stockholders are entitled to answers to some tough questions:

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  Does the increase in DSOs indicate an issue with the sustainability of the growth rate of Colazal sales?

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  Can Salix's management achieve the 58% annual growth rate required for Salix to meet its $53 million sales target for Colazal in 2003?

        Rifaximin.

        As you know, the success of Salix's current business plan relies heavily upon Rifaximin. Salix originally planned to launch Rifaximin in 2002, but Rifaximin has still not been approved by the FDA. Salix has repeatedly pushed back the planned launch date and is now telling stockholders that Rifaximin will be launched in the "second half of 2004." You can assess the likelihood that this will occur.

        Salix has asked stockholders to put their trust in some other big promises about Rifaximin as well. After we commenced our offer, on May 14, 2003, Salix for the first time released projections for Rifaximin sales. Specifically, Salix projects more than $550 million in sales of Rifaximin in its fifth year. Salix's management has repeatedly stated that they expect "off label" uses to drive Rifaximin sales. In making these unrealistic promises, Salix forgot to remind its stockholders that:

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  Salix is only seeking approval for Rifaximin in one indication, traveler's diarrhea, which has not yet been obtained after seven years of effort since Salix obtained the rights to the product.

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  The market for treatment of traveler's diarrhea is highly competitive and largely served by existing over-the-counter products such as Pepto-Bismol® and Imodium®.

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  According to IMS data, annual sales for Cipro®, the market-leading antibiotic used for treatment and prophylaxis of infectious/traveler's diarrhea, were approximately $25 million for this indication after over 14 years on the market.

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  Sales of Rifaximin in Italy, where Rifaximin has been marketed by the licensor of the product to Salix for over 15 years for multiple approved indications, were reported to be approximately $28 million in 2001.

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  Reaching general practitioners—the primary market for infectious/traveler's diarrhea—will likely require an expanded Salix sales force or a co- promotion partner. At what cost?

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  Salix's management has indicated that they do not currently intend to seek FDA approval for additional indications. How does Salix intend to achieve profits from "off label" uses?

SALIX MANAGEMENT IS NOT SERIOUSLY COMMITTED
TO REALIZING STOCKHOLDER VALUE

        Prior to commencing the offer, we attempted to engage Salix management in friendly discussions regarding a business combination that would provide immediate and full value to Salix stockholders. In January 2003, after Axcan approached Salix, the board put a new poison pill in place. We do not know for sure whether Salix's board adopted the new poison pill in response to Axcan's overtures. What we do know is that, as a practical matter, the new poison pill eliminates stockholders' ability to decide to sell Salix to Axcan or anyone else without the approval of Salix's board.

ELECT THE INDEPENDENT NOMINEES FOR THE OPPORTUNITY
TO REALIZE IMMEDIATE, FULL VALUE FOR YOUR SHARES

        Salix's board and management continue to refuse to discuss our offer with us or start a strategic sale process. At the June 19th annual meeting, you have an opportunity to elect a slate of independent directors who are committed to acting, consistent with their fiduciary duties, to permit you to realize immediate, full value for your shares. We believe that the only way to facilitate discussions between Axcan and Salix or to encourage Salix to meaningfully explore strategic alternatives is to vote the GOLD proxy card FOR the election of our independent nominees.

WE URGE YOU TO VOTE THE GOLD PROXY TODAY

        We urge you to return the enclosed GOLD proxy card to support the election of our independent director nominees. Your vote is crucial, no matter how many shares you own.

        We urge you NOT to sign the proxy card sent to you by Salix. Even if you have previously signed a proxy card sent to you by Salix, you can revoke it by signing, dating and mailing the enclosed GOLD proxy card in the envelope provided.

        If you have any questions about voting your proxy or need additional information about our proposal or the stockholders meeting, please contact MacKenzie Partners, Inc. at (800) 322-2885.

THE BOTTOM LINE:

  •
  Our offer expires on June 27, 2003.

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  If the Salix stockholders haven't elected our independent director nominees or meaningful (from Axcan's perspective) negotiations between Salix and Axcan haven't begun by June 27, 2003, our offer will expire, your shares will not be purchased and the support we believe our offer has given to the Salix stock price will be gone.

  •
  If our offer expires, you may no longer be able to realize immediate, full value for your shares (in our offer or otherwise) and will be left with the promises of Salix's Board and management.

Very truly yours,

/s/ Léon F. Gosselin

Léon F. Gosselin
Chairman, President and Chief Executive Officer
Axcan Pharma Inc.

*  *  *

        J.P. Morgan Securities Inc., is advising Axcan on this transaction and is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

        Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

CERTAIN FORWARD LOOKING STATEMENTS

        To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Axcan's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION

        Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$10.50 per share, net to the seller in cash, without interest. The offer is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2003. The offer is conditioned upon, among other things:

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  Salix's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the offer a number of shares, including the associated preferred share purchase rights, representing, including the shares owned by Axcan and Saule, at least a majority of all outstanding shares on a fully diluted basis;

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  The Board of Directors of Salix shall have redeemed the preferred share purchase rights or Saule shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

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  The Board of Directors of Salix shall have approved the offer and the proposed merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Saule shall be satisfied that Section 203 does not apply to or otherwise restrict the offer and the proposed merger; and

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  Axcan shall have received proceeds under the facilities contemplated by its commitment from the National Bank of Canada sufficient, together with cash on hand, to consummate the offer and the proposed merger.

        The offer is also subject to other customary conditions. Subject to the requirements of applicable law, all of the conditions to the offer may be waived and the offer period may be extended. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated April 10, 2003, the Supplement to the Offer to Purchase, dated May 20, 2003, and the related revised Letter of Transmittal. The Offer to Purchase is attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Axcan and Saule with the Commission on April 10, 2003, as the same has been and may be amended or supplemented from time to time. The Supplement to the Offer to Purchase and the related revised Letter of Transmittal are attached as exhibits to the amendment to the Tender Offer Statement on Schedule TO/A filed by Axcan and Saule with the Commission on May 20, 2003, as the same may be amended or supplemented from time to time.

        The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

        On May 20, 2003, Axcan and Saule filed with the Commission a definitive proxy statement in connection with the election of the nominees of Axcan and Saule (the "Director Nominees") to the Salix board of directors at the Salix 2003 annual meeting of stockholders. Axcan expects to file other proxy solicitation materials regarding the election of the Director Nominees or the proposed business combination between Axcan and Salix. Investors and security holders are urged to read the definitive proxy statement and other proxy material (when they become available) because they contain or will contain important information. The definitive proxy statement was first made on or about May 20, 2003 to all stockholders of Salix of record as of April 25, 2003. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in the definitive proxy statement on Schedule 14A filed on May 20, 2003 by Axcan with the Securities and Exchange Commission.

        Investors and security holders may obtain a free copy of the offer to purchase, the supplement thereto, the definitive proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the supplement thereto, the definitive proxy statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Steve Lipin/Cindy Leggett-Flynn Brunswick Group Tel: (212) 333-3810

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SALIX MANAGEMENT HAS OVER-PROMISED AND UNDER-DELIVERED
SALIX MANAGEMENT IS NOT SERIOUSLY COMMITTED TO REALIZING STOCKHOLDER VALUE
ELECT THE INDEPENDENT NOMINEES FOR THE OPPORTUNITY TO REALIZE IMMEDIATE, FULL VALUE FOR YOUR SHARES
WE URGE YOU TO VOTE THE GOLD PROXY TODAY
THE BOTTOM LINE